SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 13, 2007, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued two News Releases addressing its financial results of 2006 and announcing certain changes in corporate governance and changes in management and membership of the board of directors. A copy of the Annual Report 2006 and the News Releases are hereby furnished pursuant to Rule 13a-16 of the Securities Exchange Act of 1934 and attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report 2006
99.2	News Release dated February 13, 2007 of Ciba Specialty Chemicals Holding Inc.
99.3	News Release dated February 13, 2007 of Ciba Specialty Chemicals Holding Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)

Date	February 14, 2007	By	/s/ Max Dettwiler	/s/ Daniel Petitpierre
			Matt Dettwiler Head Taxes, Corporate Law & Insurance	Daniel Petitpierre Head Corporate Law

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